Sub-Item 77C: Matters submitted to a vote of security holders

(a)	Special Meeting of Shareholders held February 21, 2017

(b)	N/A

(c)	The matters voted upon at the meeting included:

(1)	Approval of a Plan of Liquidation with respect to Global Growth Fund.

Votes for: 122,883

Votes against: 0

Abstain: 610

(2)	Approval of a Plan of Liquidation with respect to Growth and Income Fund.

Votes for: 263,222

Votes against: 24,886

Abstain: 33,020

(3)	Approval of a Plan of Liquidation with respect to Global Diversified Equity Fund.

Votes for: 276,281

Votes against: 16,792

Abstain: 71,442

(d)	N/A